2002 ANNUAL REPORT


02067984

35 YEARS AGO, CTT HAD AN IDEA...

Competitive Technologies, Inc. (AMEX: CTT), established in 1968, focuses on transforming the technology needs of its customers into commercially viable solutions. CTT is a global leader in identifying, developing and commercializing innovative life sciences, physical sciences, digital and nano technologies developed by universities, companies and individual inventors.

CTT recognizes the intrinsic value technology brings to modern society and the rapid pace at which technology changes. The Company capitalizes on this market opportunity by leveraging its extensive network of contacts to match the needs of customers seeking technology with the creators of those technologies.

CTT's specialized expertise and experience make it a value-added partner with a strong professional staff and extended network within the global business and scientific community who understand both the market and the technologies. CTT meets the challenges of global technology commercialization by maximizing the value of intellectual assets for the benefit of its customers, clients and shareholders.


TODAY WE ARE TRANSFORMING
CTT TO PROFITABLY UNLOCK THE
POTENTIAL OF INNOVATION.
COMPETITIVE
TECHNOLOGIES
Unlocking the potential of innovation®

Richard E. Carver
Chairman of the Board



John B. Nano
President and Chief Executive Officer

TO OUR SHAREHOLDERS:

We're moving quickly to implement Competitive Technologies' new business strategy to focus on profitable market opportunities for technology transfer services to generate shareholder value.

The Transformation of Competitive Technologies

The theme of this year's annual report is "transformation." We're moving quickly to implement Competitive Technologies' new business strategy to focus on profitable market opportunities for technology transfer services to generate shareholder value. This is essential because the Company's results for 2002 were clearly unacceptable. Additionally, we are navigating the Company in a challenging business environment of significant events: a constant threat of terrorism, a crisis of corporate confidence and a difficult economy.

We have taken several critical actions in the past few months to improve the Company's position. An agreement was reached with our former lawyers in the Fujitsu litigation and we have arranged that any further payments to them will be contingent upon and limited to funds from a positive disposition of the case. This action makes available an additional $1.6 million of working capital to fund the implementation of our new strategy to transform the Company. In addition, the University of Illinois has agreed to assume the lead in this patent infringement litigation against Fujitsu, including the funding of continuing costs. We continue to maintain our economic interests in a favorable outcome of this case. Further, we were successful in selling our interests in E. L. Specialists for $200,000 thereby ending our role in venture investments as the lead investor.

In two patent infringement cases, federal court judgments were decided in favor of CTT, its clients and its shareholders. The court found that LabCorp willfully induced and contributed to patent infringement and in November 2002 awarded CTT and its client more than $2 million in damages and interest, with attorney's fees yet to be considered. In the Materna case, the court found that Wyeth's subsidiary, American Cyanamid Company, was unjustly enriched by its fraudulent infringement of CTT's client's patent. CTT will receive 18.2% of the net proceeds, after attorney's fees, recovered in this $54 million award. Wyeth has filed a notice of appeal.

Working closely with the American Stock Exchange, we successfully changed the specialist firm representing our Company to LaBranche & Co., Inc. LaBranche is one of the oldest and most respected firms on both the American and New York Stock Exchanges.

All of the above actions clearly demonstrate our commitment to drive toward increasing shareholder value.

OUR MARKET OPPORTUNITY IS SIGNIFICANT

Our transformation strategy is to profitably exploit existing market opportunities by capitalizing on the Company's core strengths. The global market for our technology transfer services is estimated at $150 billion annually, with double-digit growth. This market is similar in size and growth to the U.S. prescription drug market, demonstrating the attractiveness of the technology licensing market. The key factors driving the growth in technology licensing are:

- *Number of new patents*
- *Time to market*
- *Cost of R&D*
- *Availability of R&D talent*

These market drivers favorably impact our business strategy thereby creating profitable business opportunities. The old "not invented here" syndrome is rapidly being replaced with a willingness to extend capabilities by licensing technology. This paradigm market shift clearly validates the opportunity for our licensing business.

OUR UNIQUE STRENGTHS

Our Company has a 35-year history in technology transfer, successfully licensing more than 450 technologies to over 300 organizations. This exceptional track record includes an impressive network of contacts and successful intellectual property enforcement actions.

Our Company offers customers a broad portfolio of innovative technologies in life sciences, physical sciences, digital, and nano technologies. We have exclusive rights to many innovative technologies from world-renowned laboratories, universities and individual inventors including Nobel prize-winning scientists.

The combination of these strengths plus our experienced management team and market-driven strategy creates a unique competitive advantage in the technology licensing business.

OUR STRATEGY IS FOCUSED ON PROFITABILITY AND SHAREHOLDER VALUE

Our strategy focuses on profitable market opportunities for technology transfer services generating shareholder value. We are proactively developing strategic alliances with global customers to obtain their technology requirements, i.e., "wish lists." With these lists in hand, we utilize our inventory of exclusive technologies and our extensive technology sourcing network to identify and deliver the appropriate technology solution to our global customers. We have augmented our core staff of experienced professionals with some highly skilled consultants who are proficient in commercializing specific market opportunities. Our initial successes in developing strategic alliances with global customers have validated this unique approach to technology transfer services.

Our Company is well positioned in the large and rapidly growing market for technology licensing. The key drivers in this global market create an attractive environment for us to build a profitable business. Our strategy, experience and expertise make us uniquely qualified to capitalize on technology licensing opportunities to generate shareholder value.

We are proud to be part of the team that is transforming Competitive Technologies into an attractive investment opportunity for our shareholders. We appreciate your confidence and your investment in our bright future.

Sincerely,

John B. Nano
President and
Chief Executive Officer

Richard E. Carver
Chairman of the Board

OUR GROWING MARKET

FOR TECHNOLOGY LICENSING

$ IN BILLIONS

$150

$3

TARGETED MARKETS
TRANSFORMING
TARGETED CUSTOMERS
TECHNOLOGY INTO PROFITS
TARGETED TECHNOLOGIES

CTT'S IN THE **"SWEET"** SPOT


TARGETED
TECHNOLOGIES
TARGETED
MARKETS
TARGETED
CUSTOMERS
TM

THE GLOBAL MARKET FOR LICENSING TECHNOLOGY IS $150 BILLION ANNUALLY WITH DOUBLE-DIGIT GROWTH

THE GLOBAL MARKET FOR OUR TECHNOLOGY TRANSFER SERVICES IS ESTIMATED AT $150 BILLION ANNUALLY, WITH DOUBLE-DIGIT GROWTH. THIS MARKET IS SIMILAR IN SIZE AND GROWTH TO THE U.S. PRESCRIPTION DRUG MARKET, DEMONSTRATING THE ATTRACTIVENESS OF TECHNOLOGY LICENSING. CTT TARGETS THE BROAD MARKET BY INCLUDING INNOVATIVE LIFE SCIENCES, PHYSICAL SCIENCES, DIGITAL AND NANO TECHNOLOGIES.

The key factors driving the growth in technology licensing are: the growing number of new patents and patent applications; time to market for innovative technologies; the high cost of R&D; and the limited availability of R&D talent. In addition to licensing revenue, growth is characterized by the increasing number of new patents and patent applications. In 2001, over 344,000 patents were applied for in the U.S. versus about 100,000 in 1980. These factors are dramatically changing the market and creating profitable business opportunities for CTT to facilitate the transfer of technology from the technology innovator to the technology customer.

The market drivers favorably impact our business strategy thereby creating profitable business opportunities. The old "not invented here" syndrome is rapidly being replaced with a willingness to extend capabilities by licensing technology. Rather than incur the time and expense of developing new technologies, many companies look to licensing and acquisition as a means of garnering market advantage more quickly and reducing or eliminating the learning curve for effective product/service deployment. This paradigm market shift validates the opportunity for our licensing business.

TRANSFORMATION STRATEGY TO CAPTURE MARKET SHARE

To capture our share of the global licensing market and to maximize our potential, we have put into place a transformation strategy. Our strategy is to profitably exploit existing market opportunities by capitalizing on the Company's core strengths and applying them to both a market "pull" and to a technology "push."

Competitive Technologies effectively and efficiently balances its new strategic focus on customer technology requirements (market "pull") with our historical method of taking technological innovations from universities, corporations and individual inventors and delivering the technology to the marketplace (technology "push"). As part of our strategic focus on market pull to support customer needs, we are proactively developing strategic alliances with global customers to obtain their technology requirements, i.e., "wish lists." With these lists in hand, we utilize our inventory of exclusive technologies and our extensive network to identify and deliver the appropriate technology solution to our global customers. To support this strategy, we have augmented our core staff of experienced professionals with several consultants who are proficient in commercializing specific market opportunities. This newly implemented strategy has been well received by global customers. Our initial success in developing strategic alliances with global customers has validated this unique approach to technology transfer services.

CTT's objective is to help companies fulfill their technology requirements by providing the market with a more efficient technology transfer process. Thus, our strategy focuses on profitable market opportunities for technology transfer services to generate shareholder value.

TARGETED MARKETS



◎ TARGETED CUSTOMERS



OUR CUSTOMERS ARE TRANSFORMING THE WAY THEY DO BUSINESS

WE UNDERSTAND THAT OUR CUSTOMERS ARE GOING THROUGH A TRANSFORMATION IN THE WAY THEY CONDUCT THEIR BUSINESS IN THE CURRENT MARKET. R&D IS APPROACHED DIFFERENTLY, OUTSOURCING IS COMMONPLACE, COMPANIES HAVE REPLACED THE OLD "NOT INVENTED HERE" SYNDROME WITH A WILLINGNESS TO EXTEND CAPABILITIES BY LICENSING TECHNOLOGY.

Today's fast-moving technology cycle demands that CTT's customers shorten the time it takes to commercialize technology. This creates a unique opportunity for CTT's licensing business to support the customer's transformation.

CTT brings greater efficiency to this overall marketplace by developing strong relationships with end-user customers. We have transformed our business strategy to focus on the customer requirements driving this market. CTT is a "market maker" for technology, finding and providing technologies that the market demands. We ascertain the technology requirements of customers, i.e., their "wish lists," and translate those needs into licensed technology solutions. The fast-moving technology cycle demands timely delivery of innovative solutions.

Our unique combination of experience and expertise makes us an attractive value-added partner for customers. CTT has an impressive 35-year track record of successfully licensing more than 450 technologies to over 300 customers in varied technical fields. The transformation of CTT leverages its rich history with a new customer focused strategy, building increased value for customers, clients and shareholders.

CTT'S WORLD CLASS CUSTOMERS INCLUDE

- *Motorola*
- *Matsushita*
- *NEC*
- *Applied Biosystems*
- *Mitsubishi*
- *ICN Biomedicals*
- *Toshiba*
- *Biorad Laboratories*
- *Roche Diagnostics*

CTT OFFERS A BROAD PORTFOLIO OF INNOVATIVE TECHNOLOGIES

THE DRAMATIC GROWTH IN NEW EMERGING TECHNOLOGIES PROVIDES THE RAW MATERIAL THAT DRIVES OUR BUSINESS. CTT'S RELATIONSHIPS WITH UNIVERSITIES, COMPANIES AND INDIVIDUAL INVENTORS PROVIDE US WITH DIRECT ACCESS TO A CONTINUING SUPPLY OF THESE INNOVATIONS. CTT OFFERS A BROAD PORTFOLIO OF TECHNOLOGIES IN LIFE SCIENCES, PHYSICAL SCIENCES, DIGITAL AND NANO TECHNOLOGIES. SOME OF OUR CURRENTLY LICENSED INNOVATIONS INCLUDE PUBLIC KEY ENCRYPTION, PLASMA DISPLAY MONITORS, VITAMIN B_{12} ASSAY, ETHYOL™, AND GALLIUM ARSENIDE SEMICONDUCTORS INCLUDING LASER DIODE APPLICATIONS. CTT OBTAINS EXCLUSIVE RIGHTS TO THESE TECHNOLOGIES FROM WORLD-RENOWNED LABORATORIES AND NOBEL PRIZE-WINNING SCIENTISTS.

HOMOCYSTEINE

The assay patent is derived from discoveries made by CTT's clients Drs. Robert Allen and Sally Stabler from the University of Colorado and the late Dr. John Lindenbaum from Columbia University. Elevated levels of homocysteine resulting from vitamin B_{12} and folate deficiency have been associated with cardiovascular and vascular disease, Alzheimer's, rheumatoid arthritis, and other diseases. An estimated five million homocysteine assays were performed in the U.S. in 2001. The president of a test kit manufacturer has said that industry analysts expect that the market could grow to 500 million assays over the next five years. The jury and judge in the U.S. District Court for Colorado confirmed the patent rights of CTT and its clients and found that LabCorp had willfully contributed to and induced infringement. In November 2002, the judge awarded CTT and its client more than $2 million in damages and interest. Competitive Technologies has accelerated its program to license laboratories performing homocysteine assays. Several major laboratories have indicated a willingness to take a license upon a favorable ruling from the judge.

SEXUAL DYSFUNCTION THERAPEUTIC

A compound originally discovered at the University of Arizona has demonstrated utility in diagnosing and treating male and female impotence. CTT licensee, Palatin Technologies (AMEX: PTN), is developing PT-141™ as a sexual dysfunction therapeutic. The compounds, which are successfully moving through clinical trials needed for FDA approval, have been featured in the media around the world.

RIBOZYMES

Dr. Thomas Cech from the University of Colorado received the Nobel Prize for his invention of Ribozymes, which bind and cleave RNA molecules in a sequence specific manner. CTT's licensee, Ribozyme Pharmaceuticals, Inc. (NASDAQ: RZYM), is developing human health products using this technology to treat Hepatitis C and B and cancer. If successfully developed, these products will be part of the more than $7 billion cancer treatment market.

BIO-TECH WATER PURIFICATION PROCESS

CTT is the exclusive licensing agent for the biological permeable barrier (BPB) groundwater purifier system patented by Fatemeh Razavi-Shirazi, Ph.D., V.P. and Director of Remediation Services at Stratum Engineering in St. Louis. Dr. Shirazi developed the innovative BPB process to treat contaminated groundwater. The BPB patent creates a passive treatment by embedding modified microorganisms in porous polymer beads to remove organic contaminants in groundwater with minimal energy requirements. The BPB patent is effective for several market segments including drinking water, wastewater, and in situ groundwater treatment.

AERIELLE

CTT is the exclusive licensing agent for AudioBUG™, the Aerielle miniature wireless high-quality FM stereo transmitter. This technology is a development of CTT's client Aerielle Group International. The transmitter is designed to plug into the stereo headphone jack of CD players, MP3 players, portable cassette players, TVs and computers. The user wears a lightweight wireless audio headset to receive the transmitted stereo signal. CTT has granted non-exclusive licenses for this technology.

◎ TARGETED TECHNOLOGIES



NEW STRATEGIC FOCUS

- Transform CTT to focus on customer relationships and customer technology requirements
- Capitalize on the large and rapidly growing technology licensing market
- Leverage CTT's expertise and network strengths in technology licensing
- Build shareholder value

INTELLECTUAL CAPITAL GROWTH

345

100

FINANCIAL CONTENTS

Competitive Technologies, Inc. and Subsidiaries

SELECTED FINANCIAL DATA[1][5]

For the years ended July 31

	2002	2001	2000	1999	1998
Revenues[2]	**$ 2,595,931**	$ 3,641,284	$ 4,112,867	$3,639,324	$ 2,611,834
Operating income (loss)[3]	**$(3,278,885)**	$ (2,232,361)	$ 774,038	$ 421,533	$(1,381,903)
Net income (loss)[4]	**$(4,016,428)**	$ (2,500,749)	$ 1,300,937	$2,919,384	$(1,235,489)
Net income (loss) per share: basic and diluted	**$ (0.65)**	$ (0.41)	$ 0.21	$ 0.49	$ (0.21)
Weighted average number of common shares outstanding:					
Basic	**6,148,022**	6,135,486	6,079,211	5,982,112	5,969,434
Diluted	**6,148,022**	6,135,486	6,187,407	6,009,701	5,969,434
At year end:					
Cash, cash equivalents and short-term investments	**$ 2,887,295**	$ 5,017,877	$ 6,716,429	$5,498,486	$ 2,634,618
Total assets	**$ 6,399,783**	$10,640,873	$12,093,965	$8,959,021	$ 6,301,864
Long-term obligations	**$ —**	$ —	$ —	$ —	$ —
Shareholders' interest	**$ 2,992,643**	$ 6,967,746	$ 9,928,112	$7,180,286	$ 4,172,413

(1) Should be read in conjunction with Consolidated Financial Statements and Notes thereto.

(2) Includes $736,375 retained royalty settlement in 2000 for royalty participation exchanged for NTRU common stock. See Note 3 to Consolidated Financial Statements.

(3) Includes approximately $1,600,000 of operating expenses in 2002 that we will reverse in the first quarter of fiscal 2003. See Note 18 to Consolidated Financial Statements.

(4) Includes $781,924 loan impairment loss on E. L. Specialists, Inc. in 2002, $600,000 investment and loan impairment loss on Micro-ASI, Inc. in 2001 and $2,313,227 gain on sale of investment in NovaNET Learning, Inc. in 1999.

(5) No cash dividends were declared or paid in any year presented.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES

Preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses for the reporting period, and related disclosures. We base our estimates on the information available at the time and assumptions we believe are reasonable.

We believe that significant estimates, assumptions and judgments affect the following critical accounting policies used in preparing our consolidated financial statements. Our audit committee has reviewed their selection, application and disclosure.

REVENUE RECOGNITION

We derive revenues primarily from patent and technology license and royalty fees. Since these revenues result from our representation agreements with owners and assignees of intellectual property rights, we record revenues net of the owners' and assignees' shares of license and royalty fees. We stipulate the terms of our licensing arrangements in written agreements with the owners, assignees and licensees.

Single element arrangements

Since we usually have no significant obligations after we execute license agreements, they are generally single element arrangements. Under the terms of our license agreements, we generally receive an upfront license fee and a royalty stream based on the licensee's sales of products applying the licensed technology.

License fees under single element arrangements

We recognize upfront, nonrefundable license fees when our licensee executes the license agreement and pays the license fee. When these two events occur, we have persuasive evidence of an arrangement, no continuing obligations, completed delivery, and assurance of collection.

Royalty fees under single element arrangements

Although we fix the royalty rate (e.g., percentage of sales or rate per unit sold) in the license agreement, the amount of earned royalties is contingent upon the amount of licensed product the licensee sells. Royalties earned in each reporting period are contingent on the outcome of events (i.e., the licensee's sales of licensed products) occurring within that period that are not within our control and are not directly tied to our providing services. Therefore, we recognize this royalty revenue when the contingency is resolved and we can estimate the amount of royalty fees earned, which is upon our receipt of the licensee's royalty report.

Other arrangements

In limited instances, we enter into multiple element arrangements with continuing service obligations. Based upon the limited verifiable objective evidence available, we generally defer all revenue from such multiple element arrangements until we deliver all elements.

In limited instances, we enter into milestone billing arrangements, which we evaluate on a case-by-case basis. In these arrangements, we generally defer upfront fees and recognize the related revenue and other services revenue as earned over the entire arrangement.

IMPAIRMENT OF INTANGIBLE ASSETS AND LONG-TERM INVESTMENTS

We review intangible assets and investments in equity securities that do not have readily determinable fair values for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the sum of expected future undiscounted cash flows is less than the carrying amount of the asset, we recognize an impairment loss measured by the amount the asset's carrying value exceeds its fair value and re-evaluate the remaining useful life of the asset. If a quoted market price is available for the asset or a similar asset, we use it in determining fair value. If not, we determine fair value as the present value of estimated cash flows based on reasonable and supportable assumptions.

We applied this policy to our $500,000 investment in and $100,000 advance to Micro-ASI, Inc. and recorded a $600,000 impairment charge in fiscal 2001. In fiscal 2002, we recorded a $21,598 recovery of our advance. We cannot predict the timing or amounts of potential additional recoveries; therefore we will record further recoveries, if any, when we can estimate their timing and amounts.

We also applied this policy to our $50,000 investment of services in Digital Ink, Inc. We discuss this application in results of operations for fiscal 2002 below.

We regularly apply this policy to our equity investments in privately held companies (principally $1,034,381 in NTRU Cryptosystems, Inc. at July 31, 2002). We consider the investee's financial health (including cash position), business outlook (including product stage and viability to continue operations), recent funding activities, and business plan (including historical and forecast financial information). In the future, we could be required to write down our investments because of adverse changes in these or other factors. These investments are not readily transferable and our opportunities to liquidate them are limited and subject to many factors beyond our control, including circumstances internal to the investee and broader economic conditions.

We also apply this policy to all acquired intangible assets. At July 31, 2002, certain of our acquired licenses stopped producing revenues and certain of our acquired patents are no longer expected to generate revenues in the future. For each technology, we compared the estimated future revenues with the carrying value at July 31, 2002. For those technologies with a carrying value greater than estimated future revenues, we recorded total impairment charges of $156,080 in other costs of technology management services in fiscal 2002.

After recording this impairment charge, we also reviewed the estimated useful lives of the remaining intangible assets. As a result, we reduced the average remaining useful life from 7 to approximately 5 years and expect to record amortization expense of approximately $156,000 for fiscal 2003, compared with $138,672 for each fiscal year ending July 31, 2002, 2001 and 2000.

IMPAIRMENT OF LOANS

We review loans for impairment when events or changes in circumstances indicate that the carrying amount of the loan may not be recoverable. We determine the present value of expected future cash flows under the loan (discounted at the loan's effective interest rate) or the fair value of the collateral if the loan is collateral dependent. If the fair value of the loan is less than its carrying amount, we recognize an impairment loss based on the fair value of the loan. This policy is consistent with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan—an amendment of Statements No. 5 and 15."

We applied this policy to our $1,056,300 of notes receivable from E. L. Specialists, Inc. (ELS). We discuss the results of this application more fully below.

RESULTS OF OPERATIONS—2002 VS. 2001

Our total revenues for fiscal 2002 were $2,595,931, which was $1,045,353 (29%) lower than for fiscal 2001.

For fiscal 2002, retained royalties were $2,570,931, which was $1,066,833 (29%) lower than for fiscal 2001. In fiscal 2002, approximately $1,838,000 (71%) of our

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

retained royalties were from four technologies: $1,012,000 (39%) from gallium arsenide patents (including a laser diode technology used in optoelectronic storage devices and another technology that improves semiconductor operating characteristics); $391,000 (15%) from Ethyol™ (a chemotherapeutic mitigation agent); $264,000 (10%) from the vitamin B_{12} assay; and $171,000 (7%) from the homocysteine assay.

Retained royalties from the gallium arsenide semiconductor inventions (which include laser diode applications) for fiscal 2002 were approximately $1,012,000 compared with approximately $2,190,000 for fiscal 2001, a decline of approximately $1,178,000 (54%). This reflects lower telecom industry sales partially offset by higher DVD product sales. Due to uncertainties in the markets for products using these inventions, we cannot predict whether our royalties (which are based on our licensees' sales of licensed products) will continue to decline or begin to increase, nor can we predict whether, if an increase were to occur, our royalties would return to the 2001 level. Most of our royalties from these inventions are reported semi-annually in the second and fourth fiscal quarters.

Retained royalties were also lower because a licensee (which had been paying $100,000 minimum pre-market annual retained royalties in prior fiscal years) terminated its license and therefore paid no minimum in fiscal 2002. Also lower were retained royalties from homocysteine and expiring vitamin B_{12} assay patents (our last vitamin B_{12} assay patent expires in November 2002). A homocysteine licensee that had been paying certain royalties in fiscal 2001 began withholding those royalties in fiscal 2002, taking a position similar to LabCorp's position. We believe that the December 2001 judgment of the U.S. District Court for the District of Colorado confirms that our patent rights are valid. Based on that judgment, we believe that we are entitled to royalties on all homocysteine assays performed by our licensees. However, there can be no assurance that we will ultimately prevail.

Retained royalty increases from other technologies partially offset these reductions. Royalties from Ethyol in fiscal 2002 increased approximately $163,000 over fiscal 2001. Ethyol's royalty base is higher since October 2001 when the licensee began selling Ethyol directly in the United States rather than through a distributor. We expect our retained royalties from Ethyol to reach our $500,000 per year maximum in fiscal 2003. Other increases included higher minimum royalties on licenses of our sunless tanning technology and a treatment for sexual dysfunction, one-time royalties from a Retin-A™ royalty audit and earned royalties from a new license in 2002.

Licensees of our endoscopic ligator have withheld royalties since the third quarter of fiscal 2000. (Our retained royalties from the endoscopic ligator were approximately $138,000 for fiscal 2000.) We believe we are entitled to all withheld and future royalties for use of our patented technology. However, we cannot predict when, if ever, licensees will resume remitting royalties for this technology. We believe that a 2002 Supreme Court decision voids our licensees' arguments that their products are not using our patented technology. This decision upheld earlier decisions that a patent's scope is not limited to its literal terms, but embraces all equivalents to the claims described and puts the burden of proof on the patentee to show that the equivalents at issue have not been surrendered. According to patent law, an equivalent uses substantially the same invention in substantially the same way to achieve substantially the same result. We continue to pursue collection of these royalties through non-judicial means.

Other changes in retained royalty revenues reflect changes in the timing of royalties reported by licensees and in licensees' sales of licensed products. Historically, the Company's royalty revenues in its second and fourth fiscal quarters have been higher than in its first and third fiscal quarters.

Total operating expenses for fiscal 2002 were $5,874,816 compared with $5,873,645 in fiscal 2001. While personnel, recruiting and corporate legal expenses were higher in fiscal 2002, patent enforcement (net of reimbursements) and consultants' fees and expenses were lower. Intangible asset impairment charges were approximately $156,000 in fiscal 2002.

In fiscal 2002, we employed 13 people (full-time equivalents) compared with 11 in fiscal 2001. We hired John B. Nano as our President and Chief Executive Officer in June 2002, increased our professional staff and reduced consultants compared with fiscal 2001. Recruiting expenses in fiscal 2002 (to search for a new President and Chief Executive Officer) were higher than those for professional staff hired in fiscal 2001. Corporate legal expenses were higher due in part to legal expenses related to an SEC investigation, including those of a director (Samuel M. Fodale) pursuant to our June 13, 2001 legal expense reimbursement agreement (see Exhibit 10.16 to our Annual Report on Form 10-K for the year ended July 31, 2001) and increased legal services related to certain contractual matters with a client.

Patent enforcement expenses, net of reimbursements, in fiscal 2002 were $341,927 (14%) lower than in fiscal 2001. Patent enforcement expenses are principally for outside litigation counsels' services in the three patent litigations (Fujitsu, LabCorp and Materna™, two of which were active in fiscal 2002) in which our clients and/or we have sued to enforce their and our patent rights. The level of activity in these two cases was lower in fiscal 2002 than in fiscal 2001. We have included details of progress and status in these three cases in Note 16 to Consolidated Financial Statements.

Effective July 23, 2002, we agreed with the University of Illinois, our client, that the University would take the lead and assume the cost of new lead counsel in the litigation against Fujitsu. Before this agreement, CTT bore the entire costs of lead counsel in this litigation. We expect this agreement to reduce our net patent enforcement expenses substantially in fiscal 2003. CTT retains its economic interest in the potential favorable outcome of this case.

On October 28, 2002, the Company signed a contingent promissory note payable to our patent litigation counsel for approximately $1,600,000 plus simple interest at the annual rate of 11% from the agreement date payable only from future receipts in a settlement or other favorable outcome of the litigation against Fujitsu, if any. Since patent litigation counsel had not agreed to these revised payment terms at July 31, 2002, our accounts payable at July 31, 2002 included these invoices. Accordingly, we will reverse approximately $1,600,000 from accounts payable and operating expenses in the first quarter of fiscal 2003.

In fiscal 2002, we paid a client $201,058 as reimbursement of certain of our previously deducted patent enforcement expenses. We included this charge in patent enforcement expenses. If and when the related enforcement action is settled, we are entitled to reimbursement of these and additional litigation expenses we have then incurred from any recovery we receive as a result of the litigation and from subsequent income from the related patents.

Other costs of technology management services for fiscal 2002 were $2,290,952, which was $384,499 (20%) higher than for fiscal 2001. This increase reflects increased costs related to licensing and retained royalties and new client development, principally personnel and related expenses. It also includes approximately $156,000 of intangible asset impairment charges in fiscal 2002 (see Note 7 to Consolidated Financial Statements). We have reclassified consulting expenses directly related to technology management from general and administration expenses in fiscal 2001 to conform to the classification in fiscal 2002.

General and administration expenses for fiscal 2002 were $1,451,774, which was $41,401 (3%) lower than in fiscal 2001. Higher corporate legal and recruiting expenses partially offset lower consultants' fees and expenses.

OTHER INCOME (LOSS), NET

Effective August 5, 2002, CTT sold and transferred all its interests related to E. L. Specialists, Inc. to MRM Acquisitions, LLC for $200,000 cash. As a result of this transaction, CTT wrote down its $1,056,300 notes receivable from ELS to their fair value of $200,000, which it collected on August 5, 2002. In fiscal 2002, CTT incurred a total $781,924 impairment loss on loans to ELS ($519,200 and $262,724 in the second and fourth quarters, respectively) and charged against other revenues approximately $75,000 deemed uncollectible (see Note 3 to Consolidated Financial Statements).

Because of Digital Ink, Inc.'s (DII) inability to arrange financial support to continue its operations, CTT recorded an impairment loss of $50,000 to write off 100% of our equity investment in DII in the third quarter of fiscal 2002. In fiscal 1999 and 2000, CTT provided patenting, marketing and accounting services in exchange for its $50,000 equity in DII.

In the third quarter of fiscal 2002, CTT recorded a recovery of $21,598 of its secured bridge financing advances to Micro-ASI, Inc. At July 31, 2001, CTT reduced its carrying value for all its investments and advances to Micro-ASI to zero because of Micro-ASI's bankruptcy filing in August 2001. We are unable to predict the timing or amount of CTT's potential future recoveries of its advances to Micro-ASI, if any (see Note 3 to Consolidated Financial Statements).

Interest income of $97,335 for fiscal 2002 was $302,719 (76%) lower than in fiscal 2001. Our average invested balance was approximately 37% lower and our weighted average interest rate was approximately 2.2% per annum compared with approximately 5.6% per annum in fiscal 2001.

Other expenses in fiscal 2001 were legal expenses incurred in connection with a suit brought against CTT, some of its subsidiaries and directors (see Note 16 to Consolidated Financial Statements).

The Company has substantial net operating and capital loss carryforwards for Federal income tax purposes (see Note 9 to Consolidated Financial Statements).

RESULTS OF OPERATIONS—2001 VS. 2000

Retained royalties for fiscal 2001 were $3,637,764, $435,570 (14%) higher than retained royalties of $3,202,194 in fiscal 2000.

Retained royalties from the gallium arsenide semiconductor inventions, which include laser diode applications, were approximately $2,190,000 in fiscal 2001, an increase of approximately $828,000 (61%). This increase resulted principally from increased sales of licensed products.

Retained royalties in fiscal 2000 included approximately $168,000 for a homocysteine licensee's increase in its previously estimated royalties for 1995 through 1999. Homocysteine retained royalties in both fiscal years were reduced by a sublicensee's withholding royalties on certain tests. The Company has joined with its licensee in a lawsuit against the sublicensee as detailed in Note 16 to Consolidated Financial Statements.

Retained royalties from the vitamin B_{12} assay in fiscal 2001 were approximately $417,000 compared with approximately $381,000 in fiscal 2000. Certain of these licensed patents expired in April 1998, April 1999, February 2000 and May 2001.

In fiscal 2001, retained royalty revenues on our endoscopic ligator were less than $2,000 and approximately $136,000 lower than in fiscal 2000.

In fiscal 2000, we recognized a retained royalty settlement of $736,375 for the estimated fair value of the royalty participation we exchanged for 2,945,500 shares of NTRU Cryptosystems, Inc. (NTRU) common stock valued at $0.25 per share. We had no similar royalty settlement in fiscal 2001.

Other revenues under fee-for-service contracts for fiscal 2001 were $170,778 lower than in fiscal 2000. Many of these contracts were one-time arrangements unique to a particular client at a particular time.

Total operating expenses for fiscal 2001 were $5,873,645 compared with $3,338,829 for fiscal 2000. Patent enforcement expenses (net of reimbursements), recruiting fees (in connection with hiring additional technology commercialization professionals) and consultants' fees and expenses increased more than personnel and related expenses declined. We employed 11 people (full-time equivalents) in fiscal 2001 compared with 13 people (full-time equivalents) in fiscal 2000. We supplemented our full-time staff with consultants in certain matters.

Patent enforcement expenses, net of reimbursements, were $2,316,558 higher in fiscal 2001 than in fiscal 2000. These costs exclude personnel costs related to our enforcement activities, which are included in other costs of technology management services discussed below. We were involved in three litigations (Fujitsu, LabCorp and Materna) in which our clients and/or we sued to enforce our patent rights.

Other costs of technology management services were $1,906,453 in fiscal 2001 and $1,904,819 in fiscal 2000. We have reclassified consulting expenses directly related to technology management from general and administration expenses in fiscal 2001 and 2000 to conform to the classification in fiscal 2002. Increases in costs related to licensing and retained royalties and new client development were partially offset by a reduction in costs related to fee-for-service contracts.

General and administration expenses for fiscal 2001 were $216,624 (17%) higher than in fiscal 2000. Increases in recruiting fees and consultants' fees and expenses (related to potential acquisitions we considered but did not consummate) more than offset reductions in personnel and related expenses.

Interest income of $400,054 for fiscal 2001 was $26,847 (7%) higher than in fiscal 2000. Our average invested balances were 8% higher and our weighted average interest rate was approximately the same as in fiscal 2000.

During fiscal 2000, CTT sold available-for-sale securities and realized gains of $90,238 that were included in other income. There were no such sales in fiscal 2001.

FINANCIAL CONDITION AND LIQUIDITY

At July 31, 2002, cash and cash equivalents of $750,421 were $525,985 higher than cash and cash equivalents of $224,436 at July 31, 2001. Operating activities used $1,666,360 and investing activities provided $2,192,345 in fiscal 2002.

In addition, the Company held $2,136,874 in short-term investments at July 31, 2002 compared with

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

$4,793,441 at July 31, 2001. These investments are available for our current operating, investing and financing needs.

The Company's net loss for fiscal 2002 included non-cash charges of approximately $1,281,000 comprising approximately $194,000 for depreciation and amortization, approximately $121,000 for stock compensation, approximately $156,000 of intangible asset impairment, $781,924 of loan impairment loss, $50,000 of investment impairment loss, and $21,598 recovery of advances to Micro-ASI, Inc.

In general, changes in various operating accounts result from changes in the timing and amounts of cash flows before and after the end of the period. The most substantial changes in operating accounts were the $1,572,543 (58%) decrease in royalties receivable, the $1,140,271 (195%) increase in accounts payable, the $543,826 (29%) decrease in royalties payable and the $959,765 (94%) decrease in accrued professional fees. In addition to fluctuations in the amounts of royalties reported, the changes in royalties receivable and payable reflect the Company's normal cycle of royalty collections and payments. The changes in accounts payable and accrued professional fees were principally related to patent enforcement expenses.

During fiscal 2002, the Company sold $2,656,567 of short-term investments at book value to support operating and other investing activities described below.

In August 2001, CTT acquired shares of NTRU Series B convertible preferred stock for $100,000 in cash as part of a $26.1 million financing round. After this round of financing, CTT held approximately 7% of NTRU's outstanding combined preferred and common equity.

At various times between August 1, 2001 and April 30, 2002, CTT loaned additional amounts totaling $306,300 in cash and $100,000 in services to ELS under bridge financing agreements which increased the loans outstanding to $1,056,300. After recording a loan impairment loss of $781,924 against its notes receivable from ELS, on July 31, 2002, CTT carried the notes as current assets at $200,000, which it collected on August 5, 2002. Our strategy going forward will not include such investments where we would be a primary or lead investor.

At July 31, 2002, the Company had no outstanding commitments for capital expenditures and no outstanding debt or available credit facility.

At July 31, 2002, we had net working capital of $1,140,836, approximately $3,706,000 less than at July 31, 2001. Our accounts payable at July 31, 2002, include approximately $1,600,000 of patent litigation counsel's invoices we will not pay except from future receipts in a settlement or other favorable outcome of the litigation against Fujitsu, if any. On October 28, 2002, the Company signed a contingent promissory note payable to our patent litigation counsel for approximately $1,600,000 plus simple interest at the annual rate of 11% from the agreement date payable only from future receipts in a settlement or other favorable outcome of the litigation against Fujitsu, if any. Accordingly, we will reverse approximately $1,600,000 from accounts payable and operating expenses in the first quarter of fiscal 2003, thereby reducing the Company's working capital requirements. In addition, as a result of our agreement for the University of Illinois to assume the costs of lead counsel in the litigation against Fujitsu, we expect substantially lower patent enforcement expenses in fiscal 2003.

Based on our current expectations, including the actions discussed in the preceding paragraph, we anticipate that currently available funds and expected revenues will be sufficient to finance cash needs for our current operating and enforcement activities into fiscal 2004.

We are, however, considering opportunities to increase our cash resources. Specifically, we have engaged an investment banking firm to assist us in raising debt and/or equity funds to execute our strategic plan. In addition, we are evaluating an opportunity to monetize a portion of our interest in the Materna judgment prior to its final resolution on appeal. We will carefully evaluate the economic costs and benefits of any transaction of this nature.

We intend to monitor our operating and enforcement costs closely and reduce them, if necessary, to meet these expectations. However, royalty revenues, costs of enforcement actions and expansion of our business are subject to many factors outside our control or that we cannot currently anticipate, including without limitation business opportunities that may arise in the future. Accordingly, there can be no assurance that our current expectations regarding the sufficiency of currently available funds and expected revenues will prove to be accurate.

At July 31, 2002, CTT's shareholders' interest was $2,992,643. Under American Stock Exchange (AMEX) listing standards, if CTT sustains a net loss in fiscal 2003 and has less than $4,000,000 shareholders' interest at July 31, 2003, the AMEX may consider suspending dealings in or delisting CTT's common stock. In October 2002, we engaged investment bankers to assist us in raising additional debt or equity funds to execute our strategic plan. In addition, we are pursuing additional strategies to leverage our core licensing competencies and generate near-term revenues. We expect the results of these efforts, together with the benefits of our July 23, 2002 agreement with the University of Illinois and our October 28, 2002 agreement with patent litigation counsel discussed above, to keep CTT within the AMEX listing standards, but we cannot assure you that we will achieve our expectations.

OTHER MATTERS

The Company carries liability insurance, directors' and officers' liability insurance and casualty insurance for owned or leased tangible assets. It does not carry key person life insurance. There are no legal restrictions on payments of dividends by CTT.

The Company is involved in four pending litigation matters, three of which are patent enforcement suits. They are detailed in Note 16 to the accompanying Consolidated Financial Statements.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 142, "Goodwill and Other Intangible Assets." This statement establishes financial accounting and reporting for acquired goodwill and other intangible assets acquired individually or with a group of other assets but not acquired in a business combination. The Company does not expect adoption of Statement No. 142 to have a material effect on its financial condition or results of operations. The Company will adopt this Statement on August 1, 2002.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." This statement establishes a single accounting model for the impairment of long-lived assets. Because Statement No. 144 adopts the Statement No. 121 accounting model for the impairment of long-lived assets (which the Company currently follows), the Company does not expect adoption of this standard to have a material effect on its financial condition or results of operations. The Company will adopt this statement on August 1, 2002.

In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44 and 64,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Amendment of FASB Statement No. 13, and Technical Corrections." Statement No. 145 rescinds Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt" and Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." It also rescinds Statement No. 44, "Accounting for Intangible Assets of Motor Carriers." Statement No. 145 amends Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company does not expect adoption of Statement No. 145 to have a material effect on its financial condition or results of operations.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this statement are effective for exit or disposal activities initiated after December 31, 2002.

RELATED PARTY TRANSACTIONS

During fiscal 2002, 2001 and 2000, CTT incurred charges for consulting services (including expenses and use taxes) provided by two directors in each period. During fiscal 2000, CTT earned approximately $10,000 performing services for a company of which another director is president.

Historically, the Company's board of directors has determined that when a director's services are outside the normal duties of a director, generally the Company should compensate the director at the rate of $1,000 per day plus expenses (which is the same amount it pays a director for attending a one-day Board meeting). CTT classifies these amounts as consulting expenses.

	For the years ended July 31,		
	2002	2001	2000
George C. J. Bigar	**$117,000**	$118,000	$111,000
All directors	**$124,000**	$146,000	$133,000

George C. J. Bigar's consulting services (which were discontinued in June 2002) related to the Company's investments and potential investments in development-stage companies. The Company compensated Mr. Bigar at the rate of $8,000 per month except for three months, which were at $12,000.

FORWARD-LOOKING STATEMENTS

Statements about the Company's future expectations, including development and regulatory plans, and all other statements in this Annual Report other than historical facts, are "forward-looking statements" within the meaning of applicable Federal Securities Laws and are not guarantees of future performance. These statements involve risks and uncertainties related to market acceptance of and competition for the Company's licensed technologies and other risks and uncertainties inherent in the Company's business, including those set forth in Item 1 of the Company's Annual Report on Form 10-K for the year ended July 31, 2002 under the caption "Risk Factors," and other factors that may be described in the Company's other filings with the Securities and Exchange Commission, and are subject to change at any time. The Company's actual results could differ materially from these forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statement.

Competitive Technologies, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

July 31, 2002 and 2001

	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	**$ 750,421**	$ 224,436
Short-term investments	**2,136,874**	4,793,441
Accounts receivable	**1,199,483**	2,782,276
Notes receivable—E. L. Specialists, Inc.	**200,000**	650,000
Prepaid expenses and other current assets	**261,198**	70,044
Total current assets	**4,547,976**	8,520,197
Property and equipment, at cost, net	**42,877**	66,994
Investments, at cost	**1,075,684**	1,025,684
Intangible assets acquired, net	**733,246**	1,027,998
TOTAL ASSETS	**$ 6,399,783**	$ 10,640,873
LIABILITIES AND SHAREHOLDERS' INTEREST		
CURRENT LIABILITIES:		
Accounts payable, including $3,876 payable to related parties in 2001	**$ 1,726,237**	$ 585,966
Accrued liabilities	**1,680,903**	3,087,161
Total current liabilities	**3,407,140**	3,673,127
Commitments and contingencies	**—**	—
SHAREHOLDERS' INTEREST:		
5% preferred stock, $25 par value; 35,920 shares authorized; 2,427 shares issued and outstanding	**60,675**	60,675
Common stock, $.01 par value; 20,000,000 shares authorized; 6,190,785 shares issued in 2002 and 2001 and 6,154,351 and 6,139,351 shares outstanding in 2002 and 2001, respectively	**61,907**	61,907
Capital in excess of par value	**26,893,287**	26,975,178
Treasury stock, at cost; 36,434 and 51,434 shares in 2002 and 2001, respectively	**(258,037)**	(381,253)
Accumulated deficit	**(23,765,189)**	(19,748,761)
Total shareholders' interest	**2,992,643**	6,967,746
TOTAL LIABILITIES AND SHAREHOLDERS' INTEREST	**$ 6,399,783**	$ 10,640,873

See accompanying notes

Competitive Technologies, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended July 31, 2002, 2001 and 2000

	2002	2001	2000
Revenues:			
Retained royalties	**$ 2,570,931**	$ 3,637,764	$3,202,194
Retained royalty settlement	**—**	—	736,375
Other revenues, including $9,925 from related parties in 2000	**25,000**	3,520	174,298
	2,595,931	3,641,284	4,112,867
Patent enforcement expenses, net of reimbursements	**2,132,090**	2,474,017	157,459
Other costs of technology management services	**2,290,952**	1,906,453	1,904,819
General and administration expenses, of which $124,073, $145,673 and $132,806 were paid to related parties in 2002, 2001 and 2000, respectively	**1,451,774**	1,493,175	1,276,551
	5,874,816	5,873,645	3,338,829
Operating income (loss)	**(3,278,885)**	(2,232,361)	774,038
Other income (loss), net	**(737,543)**	(268,388)	526,899
Net income (loss)	**(4,016,428)**	(2,500,749)	1,300,937
Other comprehensive income	**—**	—	15,625
Comprehensive income (loss)	**$(4,016,428)**	$(2,500,749)	$1,316,562
Net income (loss) per share:			
Basic and diluted	**$ (0.65)**	$ (0.41)	$ 0.21
Weighted average number of common shares outstanding:			
Basic	**6,148,022**	6,135,486	6,079,211
Diluted	**6,148,022**	6,135,486	6,187,407

See accompanying notes

Competitive Technologies, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' INTEREST

For the years ended July 31, 2002, 2001 and 2000

	Preferred Stock		Common Stock		Capital in Excess of Par Value	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit
	Shares Issued and Outstanding	Amount	Shares Issued	Amount		Shares Held	Amount		
Balance—July 31, 1999	2,427	$60,675	6,003,193	$60,032	$25,625,072	(81)	$ (919)	$ (15,625)	$(18,548,949)
Exercise of common stock options			187,425	1,873	1,462,744	43,598	254,856		
Tender of common stock as payment for exercise of common stock options						(7,599)	(100,000)		
Stock issued under 1996 Directors' Stock Participation Plan					(6,004)	9,375	55,340		
Stock issued under Employees' Common Stock Retirement Plan			167	2	(28,270)	4,107	67,268		
Other comprehensive income:									
Net unrealized holding gains (losses) on available-for-sale securities								105,863	
Reclassification adjustment for realized gains included in net income (loss)								(90,238)	
Purchase of treasury stock						(49,400)	(276,545)		
Net income									1,300,937
Balance—July 31, 2000	2,427	60,675	6,190,785	61,907	27,053,542	—	—	—	(17,248,012)
Exercise of common stock options					(5,208)	3,250	26,333		
Stock issued under 1996 Directors' Stock Participation Plan					(25,849)	11,540	100,849		
Stock issued to directors					(2,073)	2,898	25,620		
Stock issued under Employees' Common Stock Retirement Plan					(42,138)	14,814	122,138		
Stock issued to employee in lieu of cash compensation					(3,096)	2,564	23,096		
Purchase of treasury stock						(86,500)	(679,289)		
Net loss									(2,500,749)
Balance—July 31, 2001	2,427	60,675	6,190,785	61,907	26,975,178	(51,434)	(381,253)	—	(19,748,761)
Stock issued under 1996 Directors' Stock Participation Plan					(81,891)	15,000	123,216		
Net loss									(4,016,428)
Balance—July 31, 2002	**2,427**	**$60,675**	**6,190,785**	**$61,907**	**$26,893,287**	**(36,434)**	**$(258,037)**	**$ —**	**$(23,765,189)**

See accompanying notes

Competitive Technologies, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended July 31, 2002, 2001 and 2000

	2002	2001	2000
Cash flow from operating activities:			
Net income (loss)	**$(4,016,428)**	$(2,500,749)	$1,300,937
Noncash items included in net income (loss):			
Retained royalty settlement paid with shares of NTRU common stock	**—**	—	(736,375)
Depreciation and amortization	**193,775**	214,768	209,225
Impairment of intangible assets	**156,080**	—	—
Minority interest	**26,936**	15,982	(63,458)
Stock compensation	**121,325**	207,298	97,085
Other, net	**(25,624)**	—	63,461
Impairment losses on investments and advances	**810,326**	600,000	—
Gain on sale of investments	**—**	—	(90,503)
Net changes in operating accounts:			
Receivables	**1,604,391**	(362,096)	(694,134)
Prepaid expenses and other current assets	**(191,154)**	79,439	(6,312)
Accounts payable and accrued liabilities	**(345,987)**	1,498,524	378,369
Net cash flow from operating activities	**(1,666,360)**	(246,834)	458,295

See accompanying notes

(continued)

Competitive Technologies, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the years ended July 31, 2002, 2001 and 2000

	2002	2001	2000
Cash flow from investing activities:			
Purchases of property and equipment, net	**$ (30,986)**	$ (27,572)	$ (30,983)
Investments in cost-method affiliates	**(100,000)**	(100,000)	(698,006)
Advances to E. L. Specialists, Inc.	**(306,300)**	(650,000)	—
Sales (purchases) of short-term investments and available-for-sale securities	**2,656,567**	206,613	(264,638)
Other	**(26,936)**	(15,982)	265
Net cash flow from investing activities	**2,192,345**	(586,941)	(993,362)
Cash flow from financing activities:			
Proceeds from exercise of stock options and warrants	**—**	21,125	1,619,473
Purchases of treasury stock	**—**	(679,289)	(276,545)
Net cash flow from financing activities	**—**	(658,164)	1,342,928
Net increase (decrease) in cash and cash equivalents	**525,985**	(1,491,939)	807,861
Cash and cash equivalents, beginning of year	**224,436**	1,716,375	908,514
Cash and cash equivalents, end of year	**$ 750,421**	$ 224,436	$1,716,375

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS

The Company provides patent and technology licensing and commercialization services with respect to a broad range of life sciences, physical sciences, digital, and nano technologies originally invented by various individuals, corporations and universities. The Company is compensated for its services primarily by sharing in the license and royalty fees generated from its successful licensing of technologies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Competitive Technologies, Inc. (CTT) and its majority-owned subsidiaries (the Company). CTT's majority-owned subsidiaries are Digital Acorns, Inc., University Optical Products Co. (UOP), Genetic Technology Management, Inc. (GTM) and Vector Vision, Inc. (VVI). Intercompany accounts and transactions have been eliminated in consolidation.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's more significant estimates include the future cash flows used in evaluating intangible assets for potential impairment and the remaining useful lives of long-lived and intangible assets. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain accounts have been reclassified to conform with the presentation in financial statements for fiscal 2002.

REVENUE RECOGNITION

The Company derives revenues primarily from patent and technology license and royalty fees. Since these revenues result from the Company's representation agreements with owners and assignees of intellectual property rights, the Company records revenues net of the owners' and assignees' shares of license and royalty fees. The Company stipulates the terms of its licensing arrangements in its written agreements with the owners, assignees and licensees. Generally these arrangements are single element arrangements since the Company has no significant obligations after executing the license agreements.

Under the terms of the Company's license arrangements, the Company generally receives an upfront license fee and a royalty stream based on the licensee's sales of the licensed technology.

License fees

The Company recognizes upfront, nonrefundable license fees upon execution of the license arrangement and collection of the license fee. Upon the occurrence of these two events, the Company has persuasive evidence of an arrangement, delivery is complete, collectibility is assured and there are no continuing obligations.

Royalty fees

Although the royalty rate is fixed in the license agreement, the amount of earned royalties is contingent upon the amount of product the licensee sells. Royalties earned in each reporting period are contingent on the outcome of events occurring within that period and such events are not within the control of the Company and are not directly tied to the Company's providing service. Therefore, the Company recognizes royalty fee revenue when the contingency is resolved and it can estimate the amount of royalty fees, which is upon receipt of licensees' royalty reports.

In limited instances, the Company may enter into multiple element arrangements with continuing service obligations or milestone billing arrangements. Based upon the limited verifiable objective evidence available, the Company generally defers all revenue from such multiple element arrangements until it delivers all elements. The Company evaluates milestone billing arrangements on a case-by-case basis. Generally, the Company recognizes these revenues under the milestone payment method. Under this method, the Company recognizes upfront fees ratably over the entire arrangement and milestone payments as it achieves milestones.

EXPENSES

The Company recognizes expenses related to evaluating, patenting and licensing inventions and enforcing intellectual property rights in the period incurred. Patent enforcement expenses include direct costs incurred to enforce the Company's patent rights but exclude personnel costs. Other costs of technology management services include personnel (including benefits and overhead) and direct costs associated with patent and technology commercialization.

CASH EQUIVALENTS, SHORT-TERM INVESTMENTS AND AVAILABLE-FOR-SALE SECURITIES

The Company classifies overnight bank deposits as cash equivalents. Cash equivalents are carried at fair value. The Company classifies all highly liquid investments other than overnight deposits as short-term investments. Short-term investments are carried at fair value. The Company's bank and investment accounts are maintained with two financial institutions. The Company's policy is to monitor the financial strength of these institutions on an ongoing basis.

From time to time the Company invests in available-for-sale securities with original maturities greater than 90 days.

PROPERTY AND EQUIPMENT

The costs of depreciable assets are charged to operations on a straight-line basis over their estimated useful lives (3 to 5 years for equipment) or the terms of the related lease for leasehold improvements. The cost and related accumulated depreciation or amortization of property and equipment are removed from the accounts upon retirement or other disposition; any resulting gain or loss is reflected in earnings.

INTANGIBLE ASSETS ACQUIRED

Intangible assets acquired comprise certain licenses and patented technologies acquired in 1996 and recorded at fair value. That value is amortized on a straight-line basis over their estimated remaining lives.

INCOME TAXES

Deferred income taxes are recognized for future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each balance sheet date based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Provision for income taxes is the tax payable for the year and the change during the year in deferred tax assets and liabilities.

NET INCOME (LOSS) PER SHARE

Basic earnings per share is computed based on the weighted average number of common shares outstanding without giving any effect to potentially dilutive securities. Diluted earnings per share is computed giving effect to all potentially dilutive securities that were outstanding during the period.

STOCK-BASED COMPENSATION

The Company accounts for employee and director stock-based compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and discloses the pro forma effects that fair value accounting would have on net income and earnings per share.

IMPAIRMENT OF LONG-LIVED AND INTANGIBLE ASSETS

The Company reviews long-lived and intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the sum of expected future undiscounted cash flows is less than the carrying amount of the asset, the Company recognizes an impairment loss measured by the amount the asset's carrying value exceeds its fair value and re-evaluates the remaining useful life of the asset. If a quoted market price is available for the asset or a similar asset, the Company uses it in determining fair value. If not, the Company determines fair value as the present value of estimated cash flows based on reasonable and supportable assumptions.

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) includes all changes, net of tax, in shareholders' interest that result from recognized transactions and other economic events of the period other than transactions of shareholders in their capacities as shareholders.

SEGMENT INFORMATION

The Company operates in a single reportable segment determined on the basis management uses to make operating decisions and assess performance.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 142, "Goodwill and Other Intangible Assets." This statement establishes financial accounting and reporting for acquired goodwill and other intangible assets acquired individually or with a group of other assets but not acquired in a business combination. The Company does not expect adoption of Statement No. 142 to have a material effect on its financial condition or results of operations. The Company will adopt this statement on August 1, 2002.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." This statement establishes a single accounting model for impairment of long-lived assets. Because Statement No. 144 adopts the Statement No. 121 accounting model for impairment of long-lived assets (which the Company currently follows), the Company does not expect adoption of this standard to have a material effect on its financial condition or results of operations. The Company will adopt this statement on August 1, 2002.

In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Statement No. 145 rescinds Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt" and Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." It also rescinds Statement No. 44, "Accounting for Intangible Assets of Motor Carriers." Statement No. 145 amends Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company does not expect adoption of Statement No. 145 to have a material effect on its financial condition or results of operations.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this statement are effective for exit or disposal activities initiated after December 31, 2002.

3. INVESTMENTS AND NOTES RECEIVABLE

NTRU CRYPTOSYSTEMS, INC.

In fiscal 2000, CTT acquired 3,172,881 shares of NTRU Cryptosystems, Inc. (NTRU) common and preferred stock in exchange for reducing its royalty participation on NTRU's sales of CTT licensed products and $198,006 in cash. CTT recorded the exchange of its royalty participation at the estimated fair value of 2,945,500 shares of NTRU common stock, $0.25 per share, as retained royalty settlement of $736,375. In August 2001, CTT acquired additional shares of NTRU Series B convertible preferred stock for $100,000 in cash after which CTT held approximately 7% of NTRU's outstanding common and preferred equity. NTRU's stock is not publicly traded and there is no quoted market price for its stock. At July 31, 2002 and 2001, CTT's carrying value for this investment was $1,034,381 and $934,381, respectively. CTT accounts for this investment on the cost method.

MICRO-ASI, INC.

In April 2000, CTT paid $500,000 for 500,000 shares of convertible preferred stock and warrants to purchase 300,000 shares of common stock of Micro-ASI, Inc. (Micro-ASI) at $1.00 per share. In May 2001, CTT advanced $100,000 of secured bridge financing to Micro-ASI. Based on Micro-ASI's bankruptcy filing in August 2001, management determined that CTT's investment in and advance to Micro-ASI were impaired as of July 31, 2001, and recorded a $600,000 impairment charge. During fiscal 2002, CTT recovered $21,598 of its advance. CTT cannot predict the timing or amounts of additional potential recoveries; therefore CTT will record further recoveries, if any, when it can estimate their timing and amounts.

E. L. SPECIALISTS, INC.

Through a series of bridge financing agreements, the Company loaned $1,056,300 ($956,300 in cash and $100,000 in services) to E. L. Specialists, Inc. (ELS).

Effective August 5, 2002, CTT sold and transferred all its interests related to ELS to MRM Acquisitions, LLC (MRM) for $200,000 cash. The transferred interests include CTT's notes receivable in the face amount of $1,056,300 (plus interest) from ELS, its related security interest in ELS's intellectual property, all its other interests under agreements in connection with its notes receivable from ELS and CTT's interest in a technology servicing agreement related to ELS's intellectual property.

In the second quarter of fiscal 2002, the Company recorded an impairment loss of $519,200 against its notes receivable from ELS. As a result of closing the sale and transfer to MRM, CTT recorded an additional $262,724 impairment loss on loans to ELS in July 2002, bringing the total for the fiscal year ended July 31, 2002 to $781,924. (In addition, CTT previously charged against other revenues from ELS approximately $75,000 deemed uncollectible.) At July 31, 2002, CTT carried its notes receivable from ELS as current assets at $200,000, which it collected from MRM in cash on August 5, 2002.

4. ACCOUNTS RECEIVABLE

Accounts receivable were:

	July 31, 2002	July 31, 2001
Royalties	**$1,158,685**	$2,731,228
Other	**40,798**	51,048
	$1,199,483	$2,782,276

5. AVAILABLE-FOR-SALE SECURITIES

For the year ended July 31, 2000, proceeds from the sale of available-for-sale securities were $145,444 which resulted in gross realized gains of $90,238. The Company computes realized gains based on specific identification.

Because the Company has capital loss carryforwards, no tax effect is reported on the Company's gains on securities reported in other comprehensive income.

6. PROPERTY AND EQUIPMENT

Property and equipment were:

	July 31, 2002	July 31, 2001
Equipment and furnishings, at cost	**$ 269,253**	$ 244,555
Leasehold improvements, at cost	**59,860**	59,860
	329,113	304,415
Accumulated depreciation and amortization	**(286,236)**	(237,421)
	$ 42,877	$ 66,994

Depreciation expense was $55,103, $76,096 and $70,554 in 2002, 2001 and 2000, respectively.

7. INTANGIBLE ASSETS ACQUIRED

Certain of the Company's acquired licenses stopped producing revenues and certain of its acquired patents are no longer expected to generate revenues in the future. The Company reviewed all acquired intangible assets for impairment at July 31, 2002. For each technology, the Company compared the estimated future revenues with the carrying value on July 31, 2002. For those technologies with a carrying value greater than estimated future revenues, the Company recorded an impairment charge. The Company reported a total impairment charge of $156,080 in other costs of technology management services in the fourth quarter of fiscal 2002.

After recording this impairment charge, the Company reviewed the estimated useful lives of the remaining intangible assets. As a result, the Company reduced the average remaining useful life from 7 to approximately 5 years and expects to record amortization expense of approximately $156,000 for fiscal 2003, compared with $138,672 for each fiscal year ending July 31, 2002, 2001 and 2000.

	July 31, 2002	July 31, 2001
Intangible assets acquired, principally licenses and patented technologies, at cost	**$1,793,147**	$1,793,147
Impairment charge	**(156,080)**	—
	1,637,067	1,793,147
Accumulated amortization	**(903,821)**	(765,149)
	$ 733,246	$1,027,998

8. ACCRUED LIABILITIES

Accrued liabilities were:

	July 31, 2002	July 31, 2001
Royalties payable	**$1,308,381**	$1,852,207
Accrued professional fees	**65,162**	1,024,927
Accrued compensation	**157,416**	70,543
Deferred revenues	**106,667**	100,000
Other	**43,277**	39,484
	$1,680,903	$3,087,161

9. INCOME TAXES

The income tax provision of $0 for each of 2002, 2001 and 2000 resulted from utilizing operating and capital loss carryforwards and providing a full valuation allowance against the Company's net deferred tax asset.

Components of the Company's net deferred tax assets were:

	July 31, 2002	July 31, 2001
Net operating loss carryforwards	**$ 2,670,000**	$ 3,922,000
Net capital loss carryforwards	**586,000**	387,000
Installment receivable from sale of discontinued operation	**1,449,000**	1,449,000
Accounts payable	**618,000**	—
Impairment of receivables	**305,000**	—
Other, net	**214,000**	(145,000)
Net deferred tax assets	**5,842,000**	5,613,000
Valuation allowance	**(5,842,000)**	(5,613,000)
Net deferred tax asset	**$ —**	$ —

At July 31, 2002, the Company had Federal net operating loss carryforwards of approximately $7,355,000, which expire from 2004 through 2017 ($157,000 in 2004, $57,000 in 2005 and $767,000 in 2007).

Changes in the valuation allowance were:

	For the years ended July 31,		
	2002	2001	2000
Balance, beginning of year	**$ 5,613,000**	$6,078,000	$ 7,091,000
Change in temporary differences	**1,281,000**	40,000	124,000
Change in net operating and capital losses	**(1,052,000)**	(505,000)	(1,137,000)
Balance, end of year	**$ 5,842,000**	$5,613,000	$ 6,078,000

The Company's ability to derive future tax benefits from the net deferred tax assets is uncertain and therefore it provided a full valuation allowance.

10. SHAREHOLDERS' INTEREST

PREFERRED STOCK

Dividends on preferred stock are noncumulative and preferred stock is redeemable at par value at CTT's option.

TREASURY STOCK

In October 1998, the Board of Directors authorized CTT to repurchase up to 250,000 shares of CTT's common stock. CTT may repurchase shares on the open market or in privately negotiated transactions at times and in amounts determined by management based on its evaluation of market and economic conditions. CTT repurchased 86,500 and 49,400 shares of its common stock for $679,289 and $276,545 in cash in 2001 and 2000, respectively.

11. STOCK-BASED COMPENSATION PLANS

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for its employee stock option plans or for its 2000 Directors Stock Option Plan. The compensation expense charged against income for grants under its 1996 Directors' Stock Participation Plan, Common Stock Warrants and Employees' Common Stock Retirement Plan is reported below.

Had compensation expense for CTT's employees' and directors' stock option plans been determined based on the fair value at the grant dates for options awarded under those plans consistent with the fair value provisions of Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	For the years ended July 31,		
	2002	2001	2000
Net income (loss)			
As reported	**$(4,016,428)**	$(2,500,749)	$1,300,937
Pro forma	**$(4,151,801)**	$(2,803,807)	$ 707,572
Basic earnings per share			
As reported	**$ (0.65)**	$ (0.41)	$ 0.21
Pro forma	**$ (0.68)**	$ (0.46)	$ 0.12
Fully diluted earnings per share			
As reported	**$ (0.65)**	$ (0.41)	$ 0.21
Pro forma	**$ (0.68)**	$ (0.46)	$ 0.11

The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	For the years ended July 31,		
	2002	2001	2000
Dividend yield	**0.0%**	0.0%	0.0%
Expected volatility	**79.1%**	79.5%	62.1%
Risk-free interest rates	**4.1%**	5.2%	5.9%
Expected lives	**3 years**	3 years	3 years

The pro forma information above may not be representative of pro forma fair value compensation effects in future years.

EMPLOYEE STOCK OPTION PLANS

CTT has a stock option plan which expired December 31, 2000. Under this plan both incentive stock options and nonqualified stock options were granted to key employees. Incentive stock options could be granted at an exercise price not less than the fair market value of the optioned stock on the grant date. Nonqualified stock options could be granted at an exercise price not less than 85% of the fair market value of the optioned stock on the grant date. Options generally vested over a period of up to three years after the grant date and expire ten years after the grant date if not terminated earlier. For nonqualified stock options, the difference between the exercise price and the fair market value of the optioned stock on the grant date, if any, is charged to expense over the term of the option. No option may be granted under this plan after December 31, 2000. The following information relates to this stock option plan.

	July 31, 2002	July 31, 2001
Common shares reserved for issuance on exercise of options	**368,838**	368,838
Shares available for future option grants	**0**	0

CTT may grant either incentive stock options or nonqualified options under its 1997 Employees' Stock Option Plan as amended in January 2001. They may be granted at an option price not less than 100% of the fair market value of the stock at grant date. Option vesting provisions are determined when options are granted. The maximum term of any option under the 1997 option plan is ten years from the grant date. No options may be granted after September 30, 2007. The following information relates to the 1997 Employees' Stock Option Plan.

	July 31, 2002	July 31, 2001
Common shares reserved for issuance on exercise of options	**825,777**	525,777
Shares available for future option grants	**244,252**	336,752

2000 DIRECTORS STOCK OPTION PLAN

Options granted under the 2000 Directors Stock Option Plan are nonqualified options granted at an option price not less than 100% of the fair market value of the stock at grant date. The maximum term of any option under the 2000 option plan is ten years from the grant date. No options may be granted after January 1, 2010. The following information relates to the 2000 Directors Stock Option Plan.

	July 31, 2002	July 31, 2001
Common shares reserved for issuance on exercise of options	**244,000**	244,000
Shares available for future option grants	**70,000**	130,000

1996 DIRECTORS' STOCK PARTICIPATION PLAN

Under the terms of the 1996 Directors' Stock Participation Plan which expires January 2, 2006, on the first business day of January each year, CTT shall issue to each outside director who has been elected by shareholders and served at least one year as a director the lesser of 2,500 shares of CTT's common stock or shares of CTT's common stock equal to $15,000 on the date such shares are issued. Should an eligible director terminate as a director before January 2, CTT shall issue such director a number of shares equal to the proportion of the year served by that director.

In 2002, 2001 and 2000, CTT issued 15,000, 11,540 and 9,375 shares of common stock, respectively, to eligible directors. (In 2001, CTT issued 2,898 additional shares to directors outside the 1996 Directors' Stock Participation Plan.) In 2002, 2001 and 2000, CTT charged to expense $41,325, $75,000 and $58,085, respectively, over the directors' respective periods of service. The following information relates to the 1996 Directors' Stock Participation Plan.

	July 31, 2002	July 31, 2001
Common shares reserved for future share issuances	38,579	53,579

COMMON STOCK WARRANTS

From time to time CTT compensates certain of its consultants in part by granting them warrants to purchase shares of its common stock. Such warrants generally become exercisable six months after issuance. Information about CTT's common stock warrants outstanding as of July 31, 2002 is presented below.

Issued	Number of Shares	Warrant Price per Share	Aggregate Exercise Price	Expiration Date
August 1997	2,500	$11.094	$27,735	August 2002

These warrants expired unexercised in August 2002.

SUMMARY OF COMMON STOCK OPTIONS AND WARRANTS

A summary of the status of all CTT's common stock options and warrants as of July 31, 2002, 2001 and 2000, and changes during the years then ended is presented below.

	For the years ended July 31,					
	2002		2001		2000	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	**500,767**	**$ 7.48**	480,517	$9.14	584,042	$8.38
Granted	**452,500**	**$ 3.35**	212,000	$7.29	239,500	$6.54
Forfeited	**—**	**$ —**	(1,750)	$7.22	(44,000)	$6.82
Exercised	**—**	**$ —**	(3,250)	$6.50	(231,023)	$6.94
Expired or terminated	**(13,000)**	**$11.41**	(186,750)	$9.08	(68,002)	$9.19
Outstanding, end of year	**940,267**	**$ 5.44**	500,767	$7.48	480,517	$9.14
Exercisable at year-end	**485,929**	**$ 7.22**	377,704	$7.51	397,567	$8.42
Weighted average fair value per share of grants during the year:						
At market		**$ 2.89**		$2.49		$2.09
Above market		**$ 0.27**		$ —		$ —

The following table summarizes information about all common stock options and warrants outstanding at July 31, 2002.

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.150–$ 2.150	300,000	9.89 years	$ 2.15	—	$ —
$4.220–$ 6.875	350,067	8.07 years	$ 5.81	257,567	$ 6.03
$7.300–$ 8.813	223,000	8.09 years	$ 7.90	163,562	$ 7.97
$9.063–$11.875	67,200	3.81 years	$10.05	64,800	$10.07

EMPLOYEES' COMMON STOCK RETIREMENT PLAN

Effective August 1, 1990, CTT adopted an Employees' Common Stock Retirement Plan. For the fiscal years ended July 31, 2001 and 2000, the Board authorized contributions of 14,814 and 4,274 shares, respectively, valued at approximately $80,000 and $39,000, respectively, based on year-end closing prices. CTT charged these amounts to expense in 2001 and 2000, respectively. For fiscal 2002, CTT's directors authorized a discretionary matching contribution of Company common stock to the Company's 401(k) plan rather than to the Employees' Common Stock Retirement Plan.

12. 401(K) PLAN

Effective January 1, 1997, the Company established a 401(k) defined contribution plan for all employees meeting certain service requirements. All employees who have attained the age of 21 are eligible to participate in the 401(k) plan. Employee contributions for any calendar year are limited to a specific dollar amount determined by the Internal Revenue Service ($11,000 plus an additional $1,000 for participants over age 50 for 2002, and the lesser of 15% of their annual compensation or $10,500 for 2001 and 2000). The Company may also make discretionary matching contributions. For the fiscal year ended July 31, 2002, CTT's directors authorized a discretionary matching contribution of $80,000 payable in the Company's common stock. CTT charged this amount to expense in fiscal 2002. CTT expects to contribute shares of Company common stock valued at $80,000 for distribution to eligible employees before December 31, 2002. The Company made no matching contributions prior to 2002.

13. REVENUES

All of the Company's royalty revenues derive from its patent rights to various technologies. Although patents may be declared invalid, may not issue on patent applications, or may be rendered uncommercial by new or alternative technologies, the Company is not aware of any such circumstances specific to its portfolio of licensed technologies. In addition, licensees may not develop products incorporating the Company's patented technologies or they may be unsuccessful in obtaining governmental approvals required to sell such products. In such cases, except for minimum fees provided in certain license agreements, royalty revenues generally would not accrue to the Company.

Approximately $1,838,000 (71%) of the Company's 2002 retained royalties were from four technologies: $1,012,000 (39%) from gallium arsenide patents (including a laser diode technology used in optoelectronic storage devices and another technology that improves semiconductor operating characteristics); $391,000 (15%) from Ethyol™ (a chemotherapeutic mitigation agent); $264,000 (10%) from the vitamin B_{12} assay; and $171,000 (7%) from the homocysteine assay. Within these four technologies, two licenses provided approximately $807,000 (31%) of the Company's 2002 retained royalties: $417,000 (16%) from one U.S. license of the gallium arsenide patents and the $391,000 (15%) from the Ethyol license.

Certain of the Company's patents have expired recently or will soon expire. The vitamin B_{12} assay patents have expired beginning in April 1998 with the remaining patent scheduled to expire in November 2002. The gallium arsenide patents expire between May 2001 and September 2006. Fiscal 2002 retained royalties of approximately $25,000 (1%), $346,000 (13%), $718,000 (28%), $5,000 (0%) and $386,000 (15%) were from patents expiring in fiscal 2003, 2004, 2005, 2006 and 2007, respectively.

Retained royalties for 2002, 2001 and 2000 include $878,894, $682,011 and $534,880, respectively, from foreign licensees. These fiscal 2002, 2001 and 2000 foreign royalties include $595,000, $475,000 and $371,000, respectively, from the gallium arsenide portfolio.

14. OTHER INCOME (LOSS), NET

Other income (loss), net, comprised:

	For the years ended July 31,		
	2002	2001	2000
Impairment loss on loans to E. L. Specialists, Inc.	**$ (781,924)**	$ —	$ —
Impairment recovery (loss) on advances to Micro-ASI, Inc.	**21,598**	(600,000)	—
Impairment loss on investment in Digital Ink, Inc.	**(50,000)**	—	—
Interest income	**97,335**	400,054	373,207
Other income (expense), net	**2,384**	(52,460)	90,234
Minority interest	**(26,936)**	(15,982)	63,458
	$ (737,543)	$ (268,388)	$ 526,899

15. NET INCOME (LOSS) PER SHARE

The following table sets forth computations of basic and diluted net income (loss) per share.

	For the years ended July 31,		
	2002	2001	2000
Net income (loss) applicable to common stock:			
Basic and diluted	**$(4,016,428)**	$(2,500,749)	$1,300,937
Weighted average number of common shares outstanding	**6,148,022**	6,135,486	6,079,211
Effect of dilutive securities:			
Stock options	**—**	—	106,022
Stock warrants	**—**	—	2,174
Weighted average number of common shares outstanding and dilutive securities	**6,148,022**	6,135,486	6,187,407
Net income (loss) per share of common stock:			
Basic and diluted	**$ (0.65)**	$ (0.41)	$ 0.21

At July 31, 2002, 2001 and 2000, respectively, options and warrants to purchase 940,267, 500,767 and 97,500 shares of common stock were outstanding but were not included in the computation of earnings per share because they were anti-dilutive.

16. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

CTT occupies its executive office in Fairfield, Connecticut under a lease which expires December 31, 2006. CTT has an option to renew this lease for an additional five years.

At July 31, 2002, future minimum rental payments required under operating leases with initial or remaining noncancelable lease terms in excess of one year were:

For the years ending July 31:	
2003	$ 244,077
2004	244,077
2005	242,282
2006	225,995
2007	93,750
Total minimum payments required	$1,050,181

Total rental expense for all operating leases was:

	For the years ended July 31,		
	2002	2001	2000
Minimum rentals	**$223,613**	$209,828	$212,425
Less: Sublease rentals	**(6,665)**	(18,500)	(27,870)
	$216,948	$191,328	$184,555

OTHER OBLIGATIONS

The Company has an employment agreement with Mr. Nano which provides for his employment as the Company's President and Chief Executive Officer at a base compensation of $250,000 per year, subject to reviews and increases in the sole discretion of the Company's Board of Directors. His employment is at will and can be terminated by either party at any time and for any reason. Certain obligations under this agreement survive the end of Mr. Nano's employment.

The Company has an employment contract with another of its officers from December 1999 through December 2002 with minimum compensation of $185,000 per year.

The Company has a contract with a consultant from July through October 2002 with total compensation of $50,010 plus reimbursement for reasonable expenses relating to travel. During fiscal 2002, CTT charged $8,000 of fees under this contract, plus related expenses, to operations. No payments were made under this contract in fiscal 2002.

CTT and VVI have contingent obligations to repay up to $209,067 and $224,127, respectively, (three times total grant funds received) in consideration of grant funding received in 1994 and 1995. CTT is obligated to pay at the rate of 7.5% of its revenues, if any, from transferring rights to inventions supported by the grant funds. VVI is obligated to pay at rates of 1.5% of its net sales of supported products or 15% of its revenues from licensing supported products, if any. These obligations are recognized when any such revenues are recognized. During fiscal 2002 and 2000, CTT charged $3,018 and $2,733 in related royalty expenses to operations. CTT's and VVI's remaining contingent obligations were $200,128 and $224,127, respectively, at July 31, 2002 and $203,146 and $224,127, respectively, at July 31, 2001.

In connection with Renova® litigation settled in June 1992, CTT incurred approximately $67,000 of contingent legal fees. CTT agreed to pay one-half of proceeds received from settlement of the related litigation, if any, to a limit of three times the contingent fees incurred. At July 31, 2001, CTT had paid the entire cumulative contingent legal fees of $201,778, of which $1,731, and $33,629 were charged to operations in 2001 and 2000, respectively.

LITIGATION

Fujitsu

In December 2000, CTT filed a complaint with the United States International Trade Commission (ITC) on behalf of CTT and the University of Illinois against Fujitsu Limited, Fujitsu General Limited, Fujitsu General America and Fujitsu Microelectronics, Inc. (Fujitsu) under Section 337 of the Tariff Act of 1930, as amended. CTT requested that the ITC stop Fujitsu and/or its subsidiaries from unlawfully importing plasma display panels (PDPs) into the United States on the basis that the panels infringe U.S. Patent Numbers 4,866,349 and 5,081,400 held by CTT's client, the University of Illinois. The two patents cover energy recovery in flat plasma display panels. In June 2001, CTT requested withdrawal of its complaint before the ITC and the ITC complaint was withdrawn in August 2001.

Coincident with filing the ITC complaint, CTT and the University of Illinois also filed a complaint, which was subsequently stayed, against Fujitsu and Fujitsu Hitachi Plasma Display Ltd. (Fujitsu et al.) in the United States District Court for the Central District of Illinois seeking damages for past infringements and an injunction against future sales of PDPs that infringe these patents. In July 2001, CTT reactivated this complaint to pursue these additional legal remedies (damages for past infringing sales and possibly damages for willfulness) which are not available at the ITC. In May 2002, the District Court granted defendants' motion to transfer this case to the Northern District of California. The trial in this case is currently scheduled for October 2003.

Effective July 23, 2002, CTT and the University of Illinois agreed that the University of Illinois would take the lead in this litigation and assume the cost of new lead counsel. Before this agreement, CTT bore the entire costs of lead counsel fees in this litigation. CTT intends to withdraw as co-plaintiff from this litigation but retains its economic interest in its potential favorable outcome.

In September 2001, Fujitsu et al. filed suit against CTT and Plasmaco, Inc. in the United States District Court for the District of Delaware. This lawsuit alleged, among other things, that CTT misappropriated confidential information and trade secrets supplied by Fujitsu during the course of the ITC action. It also alleged that, with Plasmaco's assistance, CTT abused the ITC process to obtain information to which it otherwise would not have been entitled and which it will use in the action against Fujitsu in the United States District Court for the Central District of Illinois (now in the Northern District of California). The Delaware District Court dismissed this action at the request of Fujitsu who subsequently re-instituted the case in the Northern District of California.

CTT is unable to estimate the legal expenses or the loss it may incur or the possible damages it may recover in these suits, if any, and has recorded no potential judgment proceeds in its financial statements to date.

LabCorp

On May 4, 1999, Metabolite Laboratories, Inc. (MLI) and CTT (collectively plaintiffs) filed a complaint and jury demand against Laboratory Corporation of America Holdings d/b/a LabCorp (LabCorp) in the United States District Court for the District of Colorado. The complaint alleged, among other things, that LabCorp owes plaintiffs royalties for homocysteine assays performed beginning in the summer of 1998 using methods falling within the claims of a patent owned by CTT. CTT licensed the patent non-exclusively to MLI and MLI sublicensed it to LabCorp. Plaintiffs claim LabCorp's actions constitute breach of contract and patent infringement. The claim sought an injunction ordering LabCorp to perform all its obligations under its agreement, to cure past breaches, to provide an accounting of wrongfully withheld royalties and to refrain from infringing the patent. Plaintiffs also sought unspecified money and exemplary damages and attorneys' fees, among other things. LabCorp filed an answer and counterclaims alleging noninfringement, patent invalidity and patent misuse.

The jury that heard this case in November 2001 confirmed the validity of CTT's patent rights and found that LabCorp willfully contributed to and induced infringement and breached its contract. In December 2001, the Court entered judgment affirming the jury's verdict. If the Court's judgment is upheld in post-trial motions and on a potential appeal, CTT will retain approximately $400,000 of damages awarded plus interest at the statutory rate from the date judgment was entered. In post-trial motions now pending, LabCorp has asked that the jury verdict be set aside and CTT has asked for punitive damages and attorneys' fees based on the jury's finding that LabCorp's infringement was willful.

CTT is unable to estimate the legal expenses it may incur or the possible damages it may ultimately recover in this suit, if any, and has recorded no potential judgment proceeds in its financial statements to date.

Materna™

The University of Colorado Foundation, Inc., the University of Colorado, the Board of Regents of the University of Colorado, Robert H. Allen and Paul A. Seligman, plaintiffs, previously filed a lawsuit against American Cyanamid Company (a subsidiary of Wyeth), defendant, in the United States District Court for the District of Colorado. This case involved a patent for an improved formulation of Materna, a prenatal vitamin compound sold by defendant. While the Company was not and is not a party to this case, the Company had a contract with the University of Colorado to license University of Colorado inventions to third parties. As a result of this contract, the Company is entitled to share 18.2% of damages awarded to the University of Colorado, if any, after deducting the expenses of this suit.

On July 7, 2000, the District Court concluded that Robert H. Allen and Paul A. Seligman were the sole inventors of the reformulation of Materna that was the subject of the patent and that defendant is liable to them and the other plaintiffs on their claims for fraud and unjust enrichment. On August 13, 2002, the District Court judge awarded approximately $54 million, plus certain interest from January 1, 2002, to the plaintiffs. If this judgment becomes final, CTT's share would be approximately $6 million plus its proportionate share of interest.

Since the defendant may appeal this judgment and posted a $59 million bond to be able to appeal it, CTT is unable to predict when this lawsuit will finally be settled or when it will receive its share of damages finally awarded, if any. CTT has recorded no potential judgment proceeds in its financial statements to date. While the Company has incurred certain expenses in connection with this suit, it does not expect to incur additional expenses in this suit in the future. The Company records such expenses as they are incurred.

Optical Associates, Limited Partnership (OALP)

In 1989, UOP, a majority-owned subsidiary of CTT which had developed a computer-based system to manufacture specialty contact lenses, intraocular lenses and other precision optical products, sold substantially all its assets to Unilens Corp. USA (Unilens). The proceeds of the sale included an installment obligation for $5,500,000 payable at a minimum of $250,000 per year beginning in January 1992. Due to the uncertainty of the timing and amount of future cash flows, income on the installment obligation is recorded net of related expenses as the payments are received. Cash received in excess of the fair value assigned to the original obligation is recorded as other income from continuing operations.

As cash proceeds are received, CTT records a 4% commission expense payable to its joint venture partner, OALP. Unilens made no payments in fiscal 2002, 2001 or 2000.

On November 4, 1991, a suit was filed in the Superior Court of the Judicial District of Fairfield, Connecticut, at Bridgeport by Bruce Arbeiter, Jeffrey A. Bigelow, Jeffrey W. Leiderman, Optical Associates, Limited Partnership and Optical Associates Management Corp. (OAMC) purportedly on behalf of all the limited partners of OALP, as plaintiffs, against Genetic Technology Management, Inc. (GTM), University Optical Products Co., the Company, Jay Warren Blaker, L.W. Miles, A. Sidney Alpert, Frank R. McPike, Jr., Michael Behar, Bruce E. Langton, Arthur M. Lieberman and Harry Van Benschoten, as defendants. The complaint alleges, among other things, that in January 1989 the defendants, GTM, UOP and the Company, sold substantially all the assets of OALP to Unilens Corp. USA and disbursed only 4% of the sales price to OALP, all in violation of certain agreements, representations and legal obligations; that OALP is entitled to the full proceeds of the sale to Unilens; and that by vote of limited partners holding in excess of 80% of the capital interests of OALP, the limited partners have removed GTM as the general partner of OALP and replaced GTM with OAMC. The complaint claims, among other things, money damages (in an amount not specified in the claim for relief); treble and punitive damages (with no amounts specified); attorneys' fees; an accounting; temporary and permanent injunctive relief; and judgment holding that OAMC was legally substituted for GTM as the general partner of OALP. Based upon all the facts available, management believes that the claims asserted in the suit are without merit, and the Company has vigorously defended against plaintiffs' claims. On September 14, 2001, the attorney referee recommended that the Court grant defendants' motion for dismissal, but plaintiffs objected. There has been no further action and no final order has yet been entered. Through July 31, 2002, the Company had received aggregate cash proceeds of approximately $1,011,000 from the January 1989 sale of UOP's assets to Unilens.

CTT recognized other expenses from continuing operations of $399, $52,460 and $269 in 2002, 2001 and 2000, respectively, for legal expenses related to this suit.

17. RELATED PARTY TRANSACTIONS

During 2002, 2001 and 2000, CTT incurred charges of approximately $124,000, $146,000 and $133,000, respectively, for consulting services (including expenses and use taxes) provided by two directors in each period. During 2000, CTT earned approximately $10,000 performing services for a company of which another director is president.

18. SUBSEQUENT EVENT

On October 28, 2002, the Company signed a contingent promissory note payable to our patent litigation counsel for approximately $1,600,000 plus simple interest at the annual rate of 11% from the agreement date payable only from future receipts in a settlement or other favorable outcome of the litigation against Fujitsu, if any. Since patent litigation counsel had not agreed to these revised payment terms at July 31, 2002, our accounts payable at July 31, 2002 included these invoices. Accordingly, we will reverse approximately $1,600,000 from accounts payable and operating expenses in the first quarter of fiscal 2003.

19. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
For the year ended July 31, 2002				
Revenues	**$ 409,739**	**$ 797,189**	**$ 547,278**	**$ 841,725**
Patent enforcement expenses, net of reimbursements[1]	**631,615**	**553,022**	**602,345**	**345,108**
Other costs of technology management services[2]	**527,814**	**526,038**	**599,717**	**637,383**
General and administration expenses[2]	**334,354**	**365,274**	**362,562**	**389,584**
Total operating expenses	**1,493,783**	**1,444,334**	**1,564,624**	**1,372,075**
Operating loss	**$(1,084,044)**	**$ (647,145)**	**$(1,017,346)**	**$ (530,350)**
Net loss[3]	**$(1,039,040)**	**$(1,167,059)**	**$(1,031,879)**	**$ (778,450)**
Net loss per share (basic and diluted)	**$ (0.17)**	**$ (0.19)**	**$ (0.17)**	**$ (0.13)**
For the year ended July 31, 2001				
Revenues	$ 463,578	$ 1,561,198	$ 416,562	$ 1,199,946
Patent enforcement expenses, net of reimbursements	60,085	305,792	791,880	1,316,260
Other costs of technology management services[2]	336,263	402,539	531,036	636,615
General and administration expenses[2]	372,075	453,383	270,634	397,083
Total operating expenses	$ 768,423	$ 1,161,714	$ 1,593,550	$ 2,349,958
Operating income (loss)	$ (304,845)	$ 399,484	$(1,176,988)	$(1,150,012)
Net income (loss)[4]	$ (185,140)	$ 494,203	$(1,103,268)	$(1,706,544)
Net income (loss) per share (basic and diluted)	$ (0.03)	$ 0.08	$ (0.18)	$ (0.28)

(1) Includes approximately $1,600,000 that we will reverse in the first quarter of fiscal 2003. See Note 18 to Consolidated Financial Statements.

(2) Consulting expenses directly related to technology management have been reclassified in each quarter to conform to the presentation in the financial statements for fiscal 2002.

(3) Includes $519,200 and $262,724 impairment loss on loans to E. L. Specialists, Inc. in second and fourth quarters 2002 and $50,000 impairment loss on investment in Digital Ink, Inc. in third quarter 2002.

(4) Includes $600,000 investment and loan impairment loss on Micro-ASI, Inc. in fourth quarter 2001.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
of Competitive Technologies, Inc.:

In our opinion, the accompanying consolidated financial statements appearing on pages 27 to 47 present fairly, in all material respects, the financial position of Competitive Technologies, Inc. and its Subsidiaries (the "Company") at July 31, 2002 and July 31, 2001, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Stamford, Connecticut
October 28, 2002

MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is listed on the American Stock Exchange. The following table sets forth the high and low sales prices as reported by the American Stock Exchange for the periods indicated.

Fiscal year ended July 31, 2002	High	Low
First Quarter	**6.25**	**2.60**
Second Quarter	**4.45**	**2.30**
Third Quarter	**3.60**	**2.37**
Fourth Quarter	**3.00**	**1.82**
Fiscal year ended July 31, 2001	High	Low
First Quarter	9.69	6.25
Second Quarter	9.13	5.38
Third Quarter	8.60	6.37
Fourth Quarter	7.85	5.00

At October 1, 2002, there were approximately 700 holders of record of the Company's common stock.

No cash dividends were declared on the Company's common stock during the last two fiscal years.

CORPORATE INFORMATION

STOCK EXCHANGE
The Company's stock is traded on the American Stock Exchange under the ticker symbol CTT.

TRANSFER AGENT
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Telephone: (800) 937-5449

CORPORATE COUNSEL
D'Ancona & Pflaum LLC
111 East Wacker Drive, Suite 2800
Chicago, IL 60601

AUDITORS
PricewaterhouseCoopers LLP
300 Atlantic Street
Stamford, CT 06901

INVESTOR RELATIONS
Strategic IR, Inc.
800 Third Avenue, Suite 3700
New York, NY 10022
Telephone: (212) 754-6565
Email: jdjohnson@strategic-ir.com

ANNUAL MEETING OF SHAREHOLDERS
The annual meeting of CTT shareholders will be held Friday, January 24, 2003 at 1:00 p.m. at American Stock Exchange, 86 Trinity Place, New York, NY 10006.

This report is submitted for the general information of CTT shareholders. This report is not intended to induce or for use in connection with any sale or purchase of securities.

Competitive Technologies, Inc.
1960 Bronson Road
Fairfield, CT 06824
Telephone: (203) 255-6044
Fax: (203) 254-1102
Email: CTT@CompetitiveTech.net
www.competitivetech.net

OFFICERS

John B. Nano
President and Chief Executive Officer

Frank R. McPike, Jr.
Executive Vice President and Chief Financial Officer

George M. Yahwak, Esq.
General Counsel and Senior Licensing Executive

Paul A. Levitsky, Esq.
Vice President and Associate General Counsel

Wil Jacques
Vice President, Marketing

J. Scott Bechtel
Vice President, Technology Commercialization

Jeanne Wendschuh
Controller and Secretary

DIRECTORS

George C.J. Bigar
Private Investor

Richard E. Carver
Chairman of the Board
Competitive Technologies, Inc.
President
MST America

George W. Dunbar, Jr.
Chief Executive Officer
EPIC Therapeutics, Inc.

Samuel M. Fodale
President
Central Maintenance Services, Inc.

Frank R. McPike, Jr.
Executive Vice President and Chief Financial Officer
Competitive Technologies, Inc.

John B. Nano
President and Chief Executive Officer
Competitive Technologies, Inc.

Charles J. Philippin
Partner
Garmark Advisors

John M. Sabin
Chief Financial Officer and General Counsel
NovaScreen Biosciences Corporation



COMPETITIVE TECHNOLOGIES
Unlocking the potential of innovation®

1960 Bronson Road
Fairfield, CT 06824
Telephone: (203) 255-6044
Fax: (203) 254-1102
Email: CTT@CompetitiveTech.net
Website: http://www.competitivetech.net